                                                                     EXHIBIT 1.1


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                              [CHINA MOBILE LOGO]


                        CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


                                  ANNOUNCEMENT

On 27 February 2001, the Company entered into a legally binding strategic alliance agreement with Vodafone. The major cooperation areas of the strategic alliance include, among other things, the sharing of management experience, exchange of human resources, technical cooperation, exclusive technology licensing to the Company in China and sharing of expertise at the operational level, active participation in the setting of telecommunications standards and protocols and exploring suitable opportunities for joint ventures and other equity-based strategic alliances.

As the Company has entered into a legally binding strategic alliance agreement with Vodafone on 27 February 2001, according to the strategic investor placing agreement (the "Placing Agreement") dated 4 October 2000 between the Company and Vodafone, the lock-up period for the US$2,500 million (equivalent to approximately HK$19,490 million) of approximately 406 million shares of the Company (equivalent to approximately 2% of the issued share capital of the Company) previously subscribed for by Vodafone pursuant to the Placing Agreement, which commenced on 3 November 2000, will be extended for a further six-month period to 1 November 2001. Vodafone has indicated to the Company that it would wish to increase its interest in the issued share capital of the Company, in which case further announcement will be made by the Company where necessary.

Separately, the Board is pleased to announce that with effect from 27 February 2001, Mr. Chris Gent, Vodafone's Chief Executive, has been appointed as a non-executive director of the Company. The Company believes that Mr. Chris Gent's extensive experience and valuable expertise will be of great benefit to the Company.


Strategic Alliance Agreement

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that, following the non-binding memorandum of understanding ("MOU") between the Company and Vodafone Group Plc. ("Vodafone") on 4 October 2000 and the Company's announcement on 4 October 2000, the Company has entered into a legally binding strategic alliance agreement ("Strategic Alliance Agreement") with Vodafone on 27 February 2001.

The principal terms of the Strategic Alliance Agreement are substantially similar to those contained in the MOU. The major cooperation areas of the strategic alliance include:

(i) the sharing of management experience and exchange of human resources at various levels;

(ii) technical cooperation among the parties and exclusive licensing by Vodafone to the Company in mainland China of technologies relating to mobile voice and data communications;

(iii) operational cooperation focusing on the exchange of expertise relating to subscriber management, marketing, branding, network operations, procurement, and research and development of advanced mobile data applications and services; and

(iv) using their respective leading positions in the cellular telecommunications market, to actively participate in the setting of telecommunication standards and protocols and to encourage the introduction of truly global telecommunication products and services for mobile communications users world-wide.

It is the intention of the Company to make Vodafone the preferred partner of the Company in the above-mentioned cooperation areas. Vodafone also intends to make the Company its sole strategic partner in China for all areas of potential co-operation that fall within the scope of the strategic alliance. Each of the Company and Vodafone will also explore suitable opportunities for joint ventures and other equity-based strategic alliances pursuant to the negotiations and agreements with other related parties, subject to the extent permitted by applicable Chinese laws and regulations. The scope of cooperation includes research and development of wireless data services, international investment opportunities outside of China, and regional and/or global alliances. Vodafone has indicated to the Company that it would wish to increase its interest in the issued share capital of the Company in which case further announcement will be made by the Company where necessary. Should the opportunity of further equity participation in the Company or its subsidiaries by foreign telecommunication companies arise, the Company will use its best efforts to notify Vodafone as early as possible and to have Vodafone selected to participate in the related investment, provided that the Company and Vodafone are satisfied with the strategic alliances and the implementation of the related cooperation.

Furthermore, according to the terms of the Strategic Alliance Agreement, both parties agree to establish a multi-layer strategic alliance governance framework, which includes a chairman's forum consisting of Mr. Wang Xiaochu, Chairman and Chief Executive Officer of the Company, and Mr. Chris Gent, Chief Executive of Vodafone, and a steering committee consisting of executives from both companies and certain project working groups.

The Company believes that the Strategic Alliance Agreement with Vodafone will enhance the Company's strengths in the telecommunications market in mainland China, and will better position the Company to avail itself of further expansion opportunities globally. Furthermore, the Company expects to benefit from the exchange of managerial, technical and operational expertise and resources with Vodafone.


Lock-up Period of Shares Placed to Strategic Investor

As the Company entered into a legally binding Strategic Alliance Agreement with Vodafone on 27 February 2001 on the basis of the MOU, according to the Placing Agreement, the lock-up period for the US$2,500 million (equivalent to approximately HK$19,490 million) of approximately 406 million shares of the Company (equivalent to approximately 2% of the issued share capital of the Company) previously subscribed for by Vodafone pursuant to the Placing Agreement, which commenced on 3 November 2000, will be extended for a further six-month period to 1 November 2001.


Appointment of New Non-executive Director

The Board is pleased to announce that with effect from 27 February 2001, Mr. Chris Gent, Vodafone's Chief Executive, has been appointed as a non-executive director of the Company.

Mr. Chris Gent, age 52, has many years of management experience in the telecommunications industry worldwide. The Company believes that Mr. Chris Gent's extensive experience and valuable expertise will be of great benefit to the Company.

The Company takes this opportunity to welcome Mr. Chris Gent as a member of the Board.


                                                      By order of the Board
                                                CHINA MOBILE (HONG KONG) LIMITED
                                                         Wang Xiaochu
                                                           Chairman


Hong Kong, 27 February 2001